

Mail Stop 3561

December 23, 2016

Via E-mail
Michael Bauersachs
Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 210
Lexington, Kentucky 40507

> **Re:** **Ramaco Resources, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 12, 2016**
> **CIK No. 0001687187**

Dear Mr. Bauersachs:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

Overview, page 1

1.   Refer to comment 2. We note your added disclosure of domestic metallurgical coal prices in the table on page 103 and that those prices declined in 2016. Please expand your description of the Metallurgical Coal Industry in the summary to reflect the current decline in domestic prices, in a manner no less prominent than the present global coking coal pricing disclosure.

2.　　Please expand the disclosure under "Metallurgical Coal Industry" to discuss the expected "new normal" U.S. metallurgical coal production of $50 million tons per year, as disclosed in the "Industry" section.

3.　　Please expand the disclosure to discuss the forecasted global benchmark prices for metallurgical coal.

4.　　Please expand the summary to briefly disclose the anticipated production of thermal coal up to 10% of total coal production and the potential for increasing thermal coal production in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

5.　　We note you are currently conducting coal-washing services for a third party, for a per-ton processing and loading fee pursuant to a contract generating revenue of approximately $440,000 per month. You have disclosed this contract ends in February 2017 and has not been renewed. Please further revise and expand your disclosure throughout Management's Discussion and Analysis, including Factors Affecting Comparability of Future Results, Results of Operations and Liquidity and Capital Resources, to clearly explain that your revenue for the nine months ended September 30, 2016 is not indicative of future operating results due to the expiration of this contract. Also, clarify that you do not plan to enter into such agreements in the future. For guidance, see Item 303(a) of Regulation S-K and Sections III.A and III.B.3 of SEC Release 33-8350.

Business, page 71

6.　　We note the forecasted prices in the table under "Pricing Assumptions and Forecast" have been deleted. Please advise or revise.

7.　　We note your response to comment 24. We generally require a final feasibility study with an accuracy of plus or minus 15 percent prior to the declaration of mineral reserves. Please confirm the accuracy level of your reserve studies and include a statement to this effect in your registration statement.

8.　　Additionally, please tell us if you performed a discounted cash flow analysis to support the economics of your mineral reserves or when valuing your mineral properties. If so, please forward to our engineer as supplemental information and not as part of your filing the discounted cash flow analysis for each of your mineral properties with mineral reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

9.　　We note your response to comment 24. Please reconcile the capital cost estimate for your Elk Creek property on page 88 of your registration statement to the capital cost estimate for your Elk Creek property located in your technical report.

10. Please confirm that your mineral reserves are legally extractable or that there is a reasonable likelihood that all permits can be obtained. In your response please revise your disclosure for each material property to describe key permits, the issuing agency, the issue date, or the timeframe in which you expect the permit to be issued.

11. We note your response to comment 27.   Registrants generally use a historical three year average when assessing mineral reserves under Industry Guide 7. Please tell us if your mineral reserves are economic using the historical three year average price and include a statement to this effect in your registration statement.

Ramaco Development, LLC

Notes to Consolidated Financial Statements

Note 7. Pro Forma Financial Information (Unaudited), page F-19

12. You have provided pro forma basic and diluted financial information for both periods presented in your statement of operations. Please tell us why you believe presentation of pro forma financial information for the prior year information is necessary or useful to an investor. Alternatively, please remove the pro forma information for the prior year for the year ended December 31, 2014 and the nine months ended September 30, 2015.

13. We note your response to comment 14. From the current disclosure, it does not appear you have included all adjustments that would impact your pro forma financial results. Your disclosure on page 52 indicates you expect to use a portion of the proceeds as repayment of the note payable to Ramaco, LLC in the principal amount of approximately $10.6 million. Please ensure that your pro forma earnings per share for the latest year and interim period give effect to the use of proceeds to reduce your debt. We refer you to SAB Topic 3A. Please revise your disclosures to clearly describe all of the adjustments reflected in your pro forma financial results.

14. Please revise your disclosure for the annual and interim period to clearly explain how you have arrived at the expected number of common shares to be outstanding immediately following the offering. In addition to the shares to be issued as a result of the offering, we note the Series A preferred shares will mandatorily convert to common shares upon closing of a qualified offering.

Notes to Unaudited Condensed Consolidated Financial Statements, page F-24

15. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Ramaco Development, LLC
Nine Months Ended September 30, 2016
Note 2. Acquisitions, page F-26

16.   You disclose the Knox Creek Acquisition was acquired for cash consideration of approximately $100 thousand, the payment of $82 thousand of property taxes and lease and contract cure costs and the assumption of reclamation obligations of approximately $7.4 million. You state the acquisition consideration has been allocated, on a preliminary basis, to the acquired plant and equipment based on their relative fair market values. Please provide disclosure of the purchase price allocated to the assets and liabilities acquired, a reconciliation of the consideration transferred and explain if any difference in these amounts.

17.   Please revise to provide the historical and pro forma disclosures required by ASC 805-10-50 and ASC 805-10-20 for your acquisition of Knox Creek. To the extent you do not believe these disclosures are required, please provide the quantitative and qualitative reasons why you believe the acquisition is not material.

Recent Sales of Unregistered Securities, page II-2

18.   Please further revise your disclosure in response to prior comment 45 to address the disclosure required by Item 701(d) of Regulation S-K.

        You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer at (202) 551-3610 with any engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                                        Sincerely,

                                                        /s/ John Reynolds

                                                        John Reynolds
                                                        Assistant Director
                                                        Office of Beverages,
                                                        Apparel, and Mining

cc: Douglas E. McWilliams, Esq.
        Vinson & Elkins LLP